                                      AIMCO
                             AIMCO PROPERTIES, L.P.
        IS OFFERING TO PURCHASE UNITS OF LIMITED PARTNERSHIP INTEREST IN
                     FOX STRATEGIC HOUSING INCOME PARTNERS
                          FOR $233.20 PER UNIT IN CASH

                          OUR OFFER PRICE HAS INCREASED

Preliminary approval of the settlement was obtained on November 3, 1999 from the Superior Court of the State of California, County of San Mateo, at which time the Court received various objections to the settlement including a challenge to the court's preliminary approval based upon the alleged lack of authority of plaintiffs counsel to enter into the settlement. At the December 10, 1999 hearing, the Court decided to continue the hearing on the settlement to January 4, 2000, at which time it would decide (i) whether to vacate its November 3, 1999 order granting preliminary approval, and/or (ii) to grant final approval of the proposed settlement.

On December 14, 1999 we terminated the proposed settlement. Our office is made upon the terms and subject to the conditions set forth in the Litigation Settlement Offer dated November 15, 1999, as supplemented dot date and in the accompanying letter of transmittal.

We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will be responsible for any taxes that arise from you sale of units. You will also have to pay any fees or commissions imposed by your broker or by any custodian or other trustee of any Individual Retirement
Account or benefit plan which is the owner of record of you units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. Depending on the number of units that you tender, any fees charged on a per transaction basis could exceed the aggregate offer price you receive if some of you units are not accepted by us (as a result of proration or otherwise).

We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer-Section 17. Conditions of the Offer" in the Litigation Settlement Offer. You may tender all or any portion of the Units that you own. under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the Agreement of limited partnership of you partnership.

Our offer will expire at midnight, New York City time, on December 30, 1999, unless extended. If you desire to accept our offer you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it together with any other required documents to the Information Agent. You may withdraw you tender of units pursuant to the offer at any time prior to the expiration date of our offer and if we have not accepted such units for payment on or after January 11, 2000.

                     THE INFORMATION AGENT FOR THE OFFER IS

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

                 By Mail                       By Overnight Courier                  By Hand

              P O Box 2065                      111 Commerce Road                111 Commerce Road
     S. Hackensack, N.J. 07606-2065           Carlstadt, N.J. 07072            Carlstadt, N.J. 07072
                                            Attn: Reorganization Dept.       Attn: Reorganization Dept.

                                            For Information, pleas call
                                              TOLL FREE (888)349-2005

                                        Supplement dated December 16, 1999

         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


               By Mail:                     By Overnight Courier:                      By Hand:

            P.O. Box 2065                     111 Commerce Road                   111 Commerce Road
    S. Hackensack, N.J. 07606-2065          Carlstadt, N.J. 07072               Carlstadt, N.J. 07072
                                         Attn.: Reorganization Dept.         Attn.: Reorganization Dept.



                                       For information, please call:

                                         TOLL FREE: (888) 349-2005